

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 29, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Richard N. Baer
Chief Legal Officer
Liberty Expedia Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

>   **Re: Liberty Interactive Corporation**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Response dated July 26, 2016**
>   **File No. 001-33982**
>
>   **Liberty Expedia Holdings, Inc.**
>   **Amendment No. 2 to Form S-1 on Form S-4**
>   **Response dated July 26, 2016**
>   **File No. 333-210377**

Dear Messrs. Maffei and Baer:

We have reviewed your response and have the following comment, where we ask you to provide us with information so we may better understand your response.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments. Our reference to the prior comment is to the comment in our July 21, 2016 letter.

General

1. In your response to comment 1, you contend that Expedia is a majority-owned subsidiary of Splitco for purposes of Section 3(a)(1)(C). In support of your conclusion, you state that "[t]he processes by which Splitco's board decides how to vote the Expedia Common Shares it owns and the fact that Diller may have the ability to elect Splitco Series B

Gregory B. Maffei
Liberty Interactive Corporation
Richard N. Baer
Liberty Expedia Holdings, Inc.
July 29, 2016
Page 2

Directors who will determine how Splitco votes its Expedia Common Shares does not change the fact that Splicto owns a number of Expedia Common Shares … however Splitco's board determines."

In relevant part, Section 2(a)(24) defines a majority-owned subsidiary as a company 50 percent or more of the outstanding voting securities or which are owned by such person. Section 2(a)(42) defines a voting security as "any security presently entitling the owner or holder thereof to vote for the election of directors of a company." The staff taken the position that section 2(a)(42) includes "not only the formal legal right to vote for the election of directors but also the de facto power, based on all the surrounding circumstances, to determine or influence the determination of, the identity of the issuer's directors" (see, e.g., Wells Fargo Alternative Asset Management LLC, SEC Staff Interpretative Letter (Jan. 26, 2005) and William L. Eddleman, Jr., SEC Staff No-Action Letter (Oct. 26, 1979)). Per your response to our comment, Diller "may have the ability to elect Splitco Series B Directors who will determine how Splitco votes its Expedia Common Shares" (emphasis added). We also note that "Diller will indirectly control our majority voting interest in Expedia" (page 5 of the Registration Statement).

Accordingly, please explain why you believe Expedia should be treated as a majority-owned subsidiary of Splitco in light of Diller's indirect control of Expedia.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or Mara Ransom at 202-551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee L. Wilm, Esq.